Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Fiscal Year Ended January 29, 2012	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010
Income before provision for income taxes	$1,634	$(7,708)	$(2,735)	$(251)
Add: Total fixed charges (per below)	49,265	35,801	12,177	37,645
Less: Capitalized interest	759	62	110	640

Total income before provision for income taxes, plus fixed charges, less capitalized interest	50,140	28,031	9,332	36,754
Fixed charges:
Interest expense (1)	32,884	25,673	7,071	22,438
Capitalized interest	759	62	110	640
Estimate of interest included in rental expense (2)	15,622	10,066	4,996	14,567

Total fixed charges	$49,265	$35,801	$12,177	$37,645
Ratio of earnings to fixed charges (3)	1.02x	0.78x	0.77x	0.98x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).
(3)	Earnings for the 244 days ended January 30, 2011, 120 days ended May 31, 2010 and January 31, 2010 were insufficient to cover the fixed charges by $7,770, $2,845 and $891, respectively.